

Mail Stop 4631

October 05, 2016

<u>Via Email</u>
Lori M. Browne
Senior Vice President and General Counsel
Forterra, Inc.
511 West John Carpenter Freeway, 6th Floor
Irving, Texas 75062

> **Re:** **Forterra, Inc.**
> **Supplemental Response No. 1 to Registration Statement on Form S-1**
> **Submitted October 4, 2016**
> **Supplemental Response No. 2 to Registration Statement on Form S-1**
> **Submitted October 5, 2016**
> **File No. 333-212449**

Dear Ms. Browne:

We have reviewed the above-captioned submissions and have the following comments.

<u>Pro Forma Financial Information</u>

<u>Note 10. Pro Forma Adjustments for Offering</u>

1. Please ensure that it is clear how you are calculating your adjustments to arrive at pro forma interest expense. If the decrease in interest expense is not determined by taking the debt repayment amount multiplied by the disclosed interest rate, please explain why.

<u>Note 20. Pro Forma Earnings Per Share</u>

2. Please ensure it is clear in your disclosures how you are arriving at your pro forma basic and diluted weighted average shares outstanding. For example, if the historical number of shares outstanding adjusted for the proposed stock split plus the number of shares of common stock being offered do not equal the pro forma basic weighted average shares outstanding, please explain why.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial

Lori M. Browne
Forterra, Inc.
October 05, 2016
Page 2

statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Peter Wardle, Esq.
        Bill Wortmann, Esq.
        Jeff Chapman, Esq.
        Joshua Davidson, Esq.
        Samantha Crispin, Esq.